SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 7)*

Endesa, S.A.

(Name of Issuer)

 American Depositary Shares, each representing the right to receive one ordinary share, nominal value €1.20 each

Ordinary Shares, nominal value €1.20 each

(Title of Class of Securities)

00029274F1

(CUSIP Number)

ENEL Società per Azioni
Viale Regina Margherita 137
00198 Rome
Italy
Attention:  Department of Corporate Affairs

+39 06830 52783

Copy to:

Michael Wolfson

Simpson Thacher & Bartlett LLP

One Ropemaker Street
London EC2Y 9HU
+44 (0)207 275 6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the statement on Schedule 13D (as previously amended from time to time, the “Schedule 13D”) filed by ENEL Società per Azioni (“ENEL”) and Enel Energy Europe Società a Responsabilità Limitata (“EEE” and together with ENEL, the “Reporting Persons”), pursuant to a Joint Filing Agreement filed with the original Schedule 13D on March 9, 2007, with respect to the ordinary shares, nominal value €1.20 each (a “Share”), and the American Depositary Shares (the “ADSs”), each representing the right to receive one Share of Endesa, S.A. (“Endesa” or the “Issuer”).  Capitalized terms used and not defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D.  This Amendment No. 7 is being filed for the purpose of publicly disclosing certain important developments in connection with the Reporting Person’s investment in Endesa.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended to add the following supplemental information:

On April 10, 2007, the Reporting Persons issued a press release announcing the resolution of the Board of Directors to launch a joint tender offer with Acciona for 100% of Endesa.  The press release is attached hereto as Exhibit 99.28.

The Reporting Persons, their affiliates and their agents may purchase or arrange to purchase securities of Endesa outside of any tender offer they may make for such securities, but only if permitted to do so by the laws and regulations of Spain (including receipt of approval by the CNMV of any such purchase or arrangement to purchase, if required by such laws and regulations).  In connection with any such purchase or arrangement to purchase the Reporting Persons will disseminate information regarding any such purchase or arrangement to purchase by filing a current report (hecho relevante) with the CNMV, an English translation of which will be filed with the SEC, and will rely on, and comply with the other conditions of, the class exemptive relief from Rule 14e-5 under the Exchange Act granted by the SEC on March 2, 2007.  In addition, the Reporting Persons, their affiliates and their agents may enter into agreements (including hedging transactions) with respect to securities of Endesa if permitted to do so by the laws and regulations of Spain (including receipt of approval by the CNMV of any such agreements, if required by such laws and regulations).

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following supplemental information:

Item 4 of this Amendment No. 7 is hereby incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following thereto:

99.28

Press release of ENEL S.p.A. dated April 10, 2007 announcing the resolution of the board of directors of ENEL S.p.A. to launch a joint tender offer with Acciona, S.A. for Endesa, S.A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 2007

ENEL Società per Azioni

By:

/s/ Fulvio Conti

Name:

Fulvio Conti

Title:

Chief Executive Officer

Enel Energy Europe Società a Responsabilità Limitata

By:

  /s/ Claudio Machetti

Name:

Claudio Machetti

Title:

Director

INDEX OF EXHIBITS

Exhibit	Description
10.1.

English translation of the agreement by and between Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L., dated March 26, 2007, regarding the development of a joint management project for Endesa, S.A. incorporated herein by reference to Exhibit 10.16 of the amendment no. 15 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on March 28, 2007.

10.2.

Agreement by and among ENEL S.p.A, Acciona, S.A. and E.ON AG, dated April 2, 2007 regarding the settlement of their conflicts and certain other matters relating to Endesa, S.A. incorporated herein by reference to Exhibit 99.41 of the Amendment No. 16 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on April 2, 2007.

10.3.

English Translation of Amendment, dated April 2, 2007, to the Cooperation Agreement, dated March 26, 2007, regarding the development of a joint ownership project for Endesa, S.A., by and between Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L. incorporated herein by reference to Exhibit 99.42 of the Amendment No. 16 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on April 2, 2007.

99.1.	Joint Filing Agreement between ENEL S.p.A. and Enel Energy Europe S.r.L. dated March 9, 2007.[1]
99.2.	Share Swap Transaction dated March 1, 2007 between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.[1]
99.3.

Guarantee dated March 1, 2007 by ENEL S.p.A. in favor of UBS Limited in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.[1]

99.4.	Share Swap Transaction dated March 1, 2007 between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito Finanziario S.p.A. in respect of 48,488,949 ordinary shares of Endesa, S.A.[1]
99.5.

Guarantee dated March 1, 2007 by ENEL S.p.A. in favor of Mediobanca - Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito Finanziario S.p.A. in respect of 48,488,949 ordinary shares of Endesa, S.A.[1]

99.6.	Share Swap Transaction dated March 2, 2007 between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito Finanziario S.p.A. in respect of 4,500,000 ordinary shares of Endesa, S.A.[1]
99.7.

Guarantee dated March 2, 2007 by ENEL S.p.A. in favor of Mediobanca - Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito

1 Previously filed with the Original Schedule 13D.

Finanziario S.p.A. in respect of 4,500,000 ordinary shares of Endesa, S.A.[1]
99.8.	International Swaps & Derivatives Association, Inc. Master Agreement.[1]
99.9.	Brokerage Agreement dated February 27, 2007, between Enel Energy Europe S.r.L. and UBS Limited in respect of 105,800,000 ordinary shares of Endesa, S.A.[1]
99.10.	Structuring Fee Agreement dated March 1, 2007, between Enel Energy Europe S.r.L. and UBS Limited in respect of share swap transactions for ordinary shares of Endesa, S.A.[1]
99.11.

Press releases issued by ENEL S.p.A., dated February 27, 2007 and February 28, 2007, respectively, incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on February 28, 2007.

99.12.	Press release issued by ENEL S.p.A., dated February 28, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 1, 2007.
99.13.	Press release issued by ENEL S.p.A., dated March 1, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 1, 2007.
99.14.	Press releases issued by ENEL S.p.A., both dated March 1, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 2, 2007.
99.15.	Press release issued by ENEL S.p.A., dated March 2, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 2, 2007.
99.16.	Share Swap Transaction dated March 12, 2007 between Enel Energy Europe S.r.L. and Mediobanca – Banca di Credito Finanziario S.p.A. in respect of 31,500,000 ordinary shares of Endesa, S.A.[2]
99.17.

Guarantee dated March 12, 2007 by ENEL S.p.A. in favor of Mediobanca – Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito Finanziario S.p.A. in respect of 31,500,000 ordinary shares of Endesa, S.A.[2]

99.18.	Press release issued by ENEL S.p.A., dated March 12, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 12, 2007.
99.19.	Amended and Restated Share Swap Transaction dated March 13, 2007 between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.[3]
99.20.	English translation of press release by ENEL S.p.A. dated March 23, 2007 regarding

2 Previously filed with Amendment No. 1 to the Original Schedule 13D.

3 Previously filed with Amendment No. 2 to the Original Schedule 13D.

the negotiations of ENEL S.p.A. with Acciona, S.A.[4]
99.21.	Press release, dated March 26, 2007, issued by Acciona, S.A. and ENEL S.p.A. regarding Cooperation Agreement dated March 26, 2007.[5]
99.22.	Current report filed on March 26, 2007 by ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores – CNMV regarding the Cooperation Agreement attached as Exhibit 10.1 hereto.[5]
99.23.	Resolution of the Spanish Comisión Nacional del Mercado de Valores – CNMV dated March 23, 2007 and English translation thereof.[6]
99.24.

English translation of the communication of the Spanish Comisión Nacional del Mercado de Valores – CNMV regarding the agreement between Acciona, S.A. and ENEL S.p.A. over Endesa, S.A., dated March 26, 2007.[6]

99.25.	Complaint filed on March 26, 2007 by E.ON AG, E.ON Zwölfte Verwaltungs GmbH and BKB AG against ENEL S.p.A. and Enel Energy Europe S.r.L. (Civil Action 07 CV 2446).[6]
99.26.

Joint press release of ENEL S.p.A. and Acciona, S.A. announcing the Settlement Agreement, dated April 2, 2007 incorporated herein by reference to Exhibit 99.41 of the Amendment No. 16 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on April 2, 2007.

99.27.

Current report filed on April 2, 2007 by ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores – CNMV regarding the Settlement Agreement between ENEL S.p.A., Acciona, S.A. and E.ON AG dated April 2, 2007.[7]

99.28	Press release of ENEL S.p.A. dated April 10, 2007 announcing the resolution of the board of directors of ENEL S.p.A. to launch a joint tender offer with Acciona, S.A. for Endesa, S.A.

4 Previously filed with Amendment No. 3 to the Original Schedule 13D.

5 Previously filed with Amendment No. 4 to the Original Schedule 13D.

6 Previously filed with Amendment No. 5 to the Original Schedule 13D.

7 Previously filed with Amendment No. 6 to the Original Schedule 13D.